Filed Pursuant to Rule 433
Registration No. 333-134553

FX Basket-Linked Note

“High Yield Basket”

Preliminary Terms and Conditions
February 1, 2008
Contact: + 1 212 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold via single basket a long position in the Brazilian Real (BRL), the Argentine Peso (ARG), the Mexican Peso (MXN)  the Turkish Lira (TRY), the Hungarian Forint (HUF) and the Indonesian Rupiah (IDR) (collectively, the “Reference Currencies”), relative to the U.S. dollar (USD).  If, as of the Valuation Date, the Basket Return is greater than zero (that is, if the Reference Currencies have in aggregate appreciated relative to the USD on the Valuation Date), the investor will receive a single payment at maturity equal to the principal amount of the notes plus an additional return equal to the principal amount of the notes multiplied by the product of the Leverage (a minimum of 300%) and the Basket Return.  If the Basket Return on the Valuation Date is less than or equal to zero (that is, if the Reference Currencies have in aggregate depreciated or not appreciated relative to the USD on the Valuation Date), then the investor will receive at maturity only the principal amount of the notes, with no additional return.  The notes do not bear interest and are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, AA–)(1)
Issue Size	USD [TBD]
Issue Price	100%
Principal Protection	100% at the Maturity Date
Trade Date	[February 26], 2008
Issue Date	[February 29], 2008
Valuation Date

[February 24], 2010; provided that, upon the occurrence of a Disruption Event with respect to a Reference Currency, the Valuation Date for the affected Reference Currency may be postponed (as described in “Disruption Events” below).

Maturity Date	[March 1], 2010
Reference Currencies	Brazilian Real (BRL), Argentine Peso (ARG), Mexican Peso (MXN), Turkish Lira (TRY), Hungarian Forint (HUF) and Indonesian Rupiah (IDR)

(1)  Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA– by Fitch.  A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Reference Exchange Rates	For each Reference Currency, the spot exchange rate for that Reference Currency quoted against the U.S. dollar expressed as the number of units of the Reference Currency per one USD.
Leverage	A minimum of 300%
Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Additional Amount, if any
Additional Amount	A single U.S. dollar amount equal to the principal amount of each note multiplied by: Leverage x Basket Return provided that the minimum Additional Amount payable on the notes shall be zero.
Basket Return	The sum of the Weighted Currency Returns for the Reference Currencies
Weighted Currency Returns	For each Reference Currency:
	Weighting x {	Initial Reference Currency Rate • Settlement Rate	}
Initial Reference Currency Rate
Weightings and Initial Reference Currency Rates	The Weighting and Initial Reference Currency Rate for each Reference Currency is as set forth below:
	Reference Currency	Weighting	Initial Reference Currency Rate
	BRL	16.67%	TBD
	ARG	16.67%	TBD
	MXN	16.67%	TBD
	TRY	16.67%	TBD
	HUF	16.66%	TBD
	IDR	16.66%	TBD

The Initial Reference Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency on the Trade Date, determined in accordance with the applicable Settlement Rate Option.

Settlement Rate	For each Reference Currency, the Reference Exchange Rate on the Valuation Date, determined in accordance with the applicable Settlement Rate Option (subject to the occurrence of a Disruption Event).
Settlement Rate Option and Valuation Business Day:	For each Reference Currency as set forth below:
	Reference Currency	Screen Reference	Valuation Business Day
	BRL	BRFR	Brazilia, Rio de Janiero or São Paulo
	ARS**	ARS=	Buenos Aires and New York
	MXN	USDMXNFIX	Mexico City and New York
	TRY	The EUR/TRY rate on ECB37 divided by the EUR/USD rate on ECB37	TARGET and New York
	HUF	The EUR/HUF rate on ECB37 divided by the EUR/USD rate on ECB37	TARGET and New York
	IDR	ABSIRFIX01	Singapore and New York

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the Series I MTN prospectus supplement.

** The Settlement Rate Option for ARS is the Argentine Peso/U.S. dollar official fixing rate, expressed as the amount of Argentine Pesos per one U.S. dollar for settlement on the same day (or, if that day is not a business day in Buenos Aires and New York, for settlement on the first succeeding day that is a business day in both Buenos Aires and New York) which appears on the Reuters Screen ARS= page at the close of business in Buenos Aires on that Valuation Date.

Business Day	New York
Business Day Convention	Following
Disruption Events	If a Disruption Event relating to one or more Reference Currencies is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Return using:
	•	for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and
•

for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the Series I MTN prospectus supplement).

A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:
(A)

the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the delivery of USD from accounts inside the Reference Currency Jurisdiction for that Reference Currency to accounts outside that Reference Currency Jurisdiction; or (y) for MXN, TRY and HUF only, the conversion of the Reference Currency into USD through customary legal channels;

	(B)	the occurrence of any event causing the Reference Exchange Rate for the Reference Currency to be split into dual or multiple currency exchange rates; or
(C)

the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

Calculation Agent	Lehman Brothers Inc.
Underwriter	Lehman Brothers Inc.
Identifier	ISIN: US5252M0DB06
CUSIP: 5252M0DB0

Settlement System	DTC
Denominations	USD 1,000 and whole multiples of USD 1,000
Issue Type	US MTN
Fees		Price to Public (1)	Fees (2)	Proceeds to the Issuer
	Per note	$1,000	$[22.50]	$[977.50]
Total
(1)

The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive commissions of up to $22.50 per $1,000 principal amount, or of up to 2.25%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  See “Risk Factors” generally, and “Risk Factors—Risks Relating to Currency-Indexed Notes” specifically, in the Series I MTN prospectus supplement.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Historical Exchange Rates

The following charts show the spot exchange rates for each Reference Currency at the end of each week in the period from the week ending January 23, 2005, through the week ending January 27, 2008, using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The spot exchange rates are expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar.  The spot exchange rates used to calculate the Basket Return are expressed as the amount of Reference Currency per U.S. dollar, which are the inverse of the spot exchange rates presented in the following charts.  The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Return or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional Amount, if any, may be.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Historical Basket Return

The following charts show the hypothetical Basket Return at the end of each week in the period from the week ending January 23, 2005, through the week ending January 27, 2008 and on February 1, 2008, based on the hypothetical composite performance of the Reference Currencies using data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The Basket Return was indexed to a level of 0.0 on February 1, 2008, based upon the Reference Exchange Rates determined on that day.  The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Return described above. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar.  For purposes of the notes and the determination of the Additional Amount, the Basket Return will be indexed to 0.0 on the Trade Date.

01/23/2005 – 02/1/2008

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note shows scenarios for the Redemption Amount payable at maturity of the notes, including scenarios under which an Additional Amount will or will not be payable, based on the hypothetical values for the Leverage (300%) and Initial Reference Currency Rates (each of which will be determined on the Trade Date), as well hypothetical values for the Settlement Rates (which will be determined on the Valuation Date), and the resulting Basket Return.

The Initial Reference Currency Rate and Settlement Rate values for the Reference Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

Example 1: BRL, ARG, MXN, TRY, HUF and IDR each appreciate relative to their Initial Reference Currency Rates, resulting in a Basket Return of 0.0683 (6.83%), which is greater than zero.  The Additional Amount is therefore equal to 20.49%, and the Redemption Amount is equal to 120.49%, times the principal amount of the notes.

Because the Basket Return is 0.0683, the Redemption Amount payable at maturity is equal to $1,204.90 per $1,000 note (reflecting an Additional Amount of $204.90 per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 300% * 0.0683) = $1,204.9.

The table below illustrates how the Basket Return in the above example was calculated:

		Initial Reference
Reference	Currency Rate	Settlement Rate		Weighted
Currency	(on Trade Date)	(on Valuation Date)	Weighting	Currency Return
BRL	1.7548	1.6320	16.67%	0.0117
ARG	3.1580	2.9054	16.67%	0.0133
MXN	10.8290	9.6378	16.67%	0.0183
TRY	1.1705	1.1003	16.67%	0.0100
HUF	173.80	165.11	16.66%	0.0083
IDR	9246	8876	16.66%	0.0067

	Basket Return = Sum of Weighted Currency Returns =			0.0683

Example 2: BRL, ARG, MXN, TRY, HUF and IDR  each depreciate relative to their Initial Reference Currency Rate, resulting in a Basket Return of –0.0330 (–3.30%).  The Additional Amount is therefore equal to 0%, and the Redemption Amount is equal to 100%, times the principal amount of the notes.

Because the Basket Return is –0.0330, the Redemption Amount payable at maturity is equal to $1,000.00 per $1,000 note (reflecting an Additional Amount of $0 per note), the repayment of principal invested, with no additional return.

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference
Reference	Currency Rate	Settlement Rate		Weighted
Currency	(on Trade Date)	(on Valuation Date)	Weighting	Currency Return
BRL	1.7548	1.8285	16.67%	–0.0070
ARG	3.1580	3.2243	16.67%	–0.0035
MXN	10.8290	11.4354	16.67%	–0.0093
TRY	1.1705	1.2630	16.67%	–0.0132
HUF	173.80	191.53	16.66%	–0.0170
IDR	9246	9708	16.66%	–0.0083

	Basket Return = Sum of Weighted Currency Returns =			–0.0330

Example 3: BRL and ARG each appreciate relative to their Initial Reference Currency Rates, while MXN, TRY, HUF and IDR each depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Return of 0.0208 (2.08%).  The Additional Amount is therefore equal to the 6.24%, and the Redemption Amount is equal to 106.24%, times the principal amount of the notes.

Because the Basket Return is 0.0208, the Redemption Amount payable at maturity is equal to $1,062.40 per $1,000 note (reflecting an Additional Amount of $62.40 per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 300% * 0.0208) = $1,062.40.

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference
Reference	Currency Rate	Settlement Rate		Weighted
Currency	(on Trade Date)	(on Valuation Date)	Weighting	Currency Return
BRL	1.7548	1.5758	16.67%	0.0170
ARG	3.1580	2.8927	16.67%	0.0140
MXN	10.8290	11.0889	16.67%	–0.0040
TRY	1.1705	1.2138	16.67%	–0.0062
HUF	173.80	180.23	16.66%	–0.0062
IDR	9246	9588	16.66%	–0.0062

	Basket Return = Sum of Weighted Currency Returns =			0.0208

Example 4: BRL and MXN each depreciate relative to their Initial Reference Currency Rates, while ARG, TRY, HUF and IDR each appreciate relative to their Initial Reference Currency Rates, resulting in a Basket Return of –0.0177 (–1.77%).  The Additional Amount is therefore equal to 0%, and the Redemption Amount is equal to 100%, times the principal amount of the notes.

Because the Basket Return is –0.0177, the Redemption Amount payable at maturity is equal to $1,000.00 per $1,000 note (reflecting an Additional Amount of $0 per note), the repayment of principal invested, with no additional return.

The table below illustrates how the Basket Return in the above example was calculated:

Reference	Initial Reference Currency Rate	Settlement Rate		Weighted
Currency	(on Trade Date)	(on Valuation Date)	Weighting	Currency Return
BRL	1.7548	2.0057	16.67%	–0.0238
ARG	3.1580	3.0569	16.67%	0.0053
MXN	10.8290	12.4858	16.67%	–0.0255
TRY	1.1705	0.9856	16.67%	0.0263
HUF	173.80	147.21	16.66%	0.0255
IDR	9246	7167	16.66%	–0.0375

	Basket Return = Sum of Weighted Currency Returns =			–0.0375